As filed with the Securities and Exchange Commission on July 16, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
53227A103
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Peter Fass
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation: $7,000,000 (a)	Amount of Filing Fee*: $871.50 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 per million of the aggregate amount of cash offered by the Company.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $871.50	Filing Party: Lightstone Value Plus Real Estate Investment Trust, Inc.

Form or Registration No.: 005-86416	Date Filed: June 14, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2018 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), to purchase for cash up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 0.5 million Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $7.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2018 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase to reflect an amendment to the Offer to Purchase to extend the expiration date from July 13, 2018 to July 20, 2018 in order to give the Company’s stockholders additional time to evaluate the Offer and to make other updates. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 9.

Each reference to the Expiration Date of  “July 13, 2018” in the Offer to Purchase is hereby amended by replacing it with “July 20, 2018.”

Each reference to the MacKenzie Offer in the Offer to Purchase, as well as all information related thereto or derived therefrom, is hereby by amended and supplemented to the extent necessary to reflect the fact that the MacKenzie Offer expired in accordance with its terms on June 25, 2018.

The information under the heading “The Offer — 13. Certain Information About the Company — Distribution Information” of the Offer to Purchase is hereby amended to add the following sentence:

“On July 16, 2018, the Company paid a cash distribution of $4.3 million to the shareholders of record as of June 30, 2018.”

The list of SEC filings under the heading “The Offer — 13. Certain Information About the Company — Incorporation by Reference” of the Offer to Purchase is hereby amended to add the following bullet points:

“	• Our Current Report on Form 8-K, filed on June 14, 2018; and

• Our Current Report on Form 8-K, filed on June 29, 2018.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(2)(C)	Press Release, dated July 16, 2018 (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE REAL ESTATE INVESTMENT TRUST, INC.

Date: July 16, 2018	BY:	/s/ David Lichtenstein
David Lichtenstein

Chief Executive Officer and Chairman of the Board